Mail Stop 4561

January 28, 2008

VIA USMAIL and FAX (702) 233 - 2586

Mr. Sean McKay
Chief Accounting Officer
Black Gaming, LLC
10777 West Twain Avenue
Las Vegas, Nevada 89135

> **Re: Black Gaming, LLC**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 4/2/2007**
> **File No. 333-123179**

Dear Mr. Sean McKay:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant